Exhibit 99.1

Chapter 3—Management Report, Financial Statements, and Additional Financial Information

3.2 Chairman of the Board of Directors’ report—Internal Control

3.2.1 Chairman of the Board of Directors’ report on the preparation and organization of the Board of Directors’ duties, on internal control procedures applied by sanofi-aventis, and on limits placed by the Board of Directors on the powers of the Chief Executive Officer.

(article L. 225-37 paragraph 6 of the Commercial Code)

In the preparation process of this report, the Chairman consulted the Executive Vice President – Chief Financial Officer, the Senior Vice President – Legal Affairs & General Counsel, and the Senior Vice President – Audit & Internal Control Assessment. In particular, he requested the latter to obtain the descriptions contained in the present report, each of which was duly validated by the managers in charge of the relevant processes or by the operational or central support function involved, and to describe the evaluation procedure adopted by sanofi-aventis.

A draft report was then reviewed by the Published Information Review Committee before being presented to the Audit Committee.

The Board of Directors was informed of the conclusions of the Audit Committee and of the statutory auditors, and the final version of the Chairman’s report was submitted to the Board at the meeting to adopt the financial statements, held on February 12, 2007.

3.2.1.1. Preparation and Organization of the Board of Directors’ duties

3.2.1.1. A. Board of Directors

The following participated in meetings of the Board of Directors:

•	the seventeen directors, who included ten independent directors through May 31, 2006, and nine independent directors thereafter following the resignation of an independent Director on that date;

•	the Senior Executive Vice President, who was appointed as a director on May 31, 2006;

•	the secretary to the Board;

•	the Executive Vice President – Pharmaceutical Operations and the Executive Vice President – Chief Financial Officer;

•	five representatives of the Group’s employees, who sit on the Board in a consultative capacity under the agreement establishing a European Works Council signed on February 24, 2005.

The agendas for board meetings are prepared by the secretary after discussion with the Chairman, and take account of the agendas of specialist committees and of suggestions put forward by the directors.

Within a reasonable period before each meeting, directors are sent the agenda, with as much supporting documentation as possible containing the information needed for them to consider the issues.

Directors therefore have sufficient time to examine this supporting documentation in advance of meetings of the Board and of the committees on which they sit, and to request any further information they believe is necessary for them to fulfill their remit.

Directors act in compliance with corporate governance laws and regulations (Viénot and Bouton reports), and with the Directors’ Code adopted by the Board of Directors.

In 2006, the Board of Directors met seven times.

Directors were assiduous in attending meetings, with an overall attendance rate of 86.5%.

They participated actively and candidly in the Board’s deliberations, and brought their expertise and professional competence to bear in the broader interests of the shareholders and of the Group.

The main items on the agendas of Board meetings were:

February 23, 2006

•	review and adoption of financial statements:

•	fourth-quarter consolidated accounts

•	consolidated financial statements for the year ended December 31, 2005

•	parent company financial statements for the year ended December 31, 2005

•	appropriation of profits

•	proposal to reappoint Lord Douro as a director

•	proposal to appoint Gérard Le Fur as a director

•	proposal to reappoint a statutory auditor (the firm Ernst & Young Audit) and to appoint its deputy (the firm Auditex)

•	amendments to articles 12 and 16 of the bylaws concerning the Chairman’s term of office

•	directors’ attendance fees

•	results of the share issue reserved for employees (employee share ownership plan)

•	formal recording of the amount of share capital

•	update on allocation of treasury shares

•	reduction of share capital by cancellation of treasury shares

•	share repurchase program

•	review and adoption of the proposed merger of Rhône Cooper into sanofi-aventis

•	powers for formalities in connection with the merger

•	convening of a combined general meeting:

•	management report and Chairman’s report on internal control (French Financial Security Law)

•	report of the Board of Directors on resolutions to be put to the meeting

•	special reports on stock options and share repurchases

•	proposed resolutions

•	issuance of bonds

•	unrestricted and restricted related-party agreements

•	review of projected income statement and statement of cash flows for 2006

May 4, 2006

•	results for the first quarter of 2006

•	report from the Compensation, Appointments and Governance Committee, organization of the Group

•	convening of general meetings of the holders of participating shares (83-84-87 issue and 89 issue)

•	update on major litigation

•	acquisition of 24.9% of Zentiva

May 31, 2006 (after the end of the Shareholders’ Annual General Meeting)

•	resignation of Hermann Scholl as a director

•	share repurchase program: delegation of powers to the Chairman and Chief Executive Officer

•	authorizations/delegations of powers relating to sureties, endorsements and guarantees

August 1, 2006

•	minutes of the Audit Committee meeting of June 1

•	review of the interim financial statements as at June 30, 2006, draft report on the interim consolidated financial statements

August 31, 2006

•	Plavix® situation in the United States

October 30, 2006

•	accounts for the third quarter and for the 9 months ended September 30, 2006

•	review of projected income statement, and of the statement of realizable and liquid assets and of liabilities due as at June 30, 2006, as required under law no. 84-148 of March 1, 1984

•	update on Plavix® in the United States

December 14, 2006

•	changes to the corporate governance structure: separation of the offices of Chairman and Chief Executive Officer effective January 1, 2007

•	resignation of Jean-François Dehecq from the office of Chief Executive Officer

•	appointment of Gérard Le Fur to the office of Chief Executive Officer

•	limits on the powers of the Chief Executive Officer

•	authorization to the Chief Executive Officer regarding sureties, endorsements and guarantees

•	issuance of bonds, delegation of powers to the Chief Executive Officer

•	share repurchase program, delegation of powers to the Chief Executive Officer

•	position of the Chairman and the Chief Executive Officer: compensation, benefits and pensions (proposals from the Compensation, Appointments and Governance Committee)

•	stock option plan (proposal from the Compensation, Appointments and Governance Committee)

•	principles for the setting of directors’ attendance fees for 2006 (proposal from the Compensation, Appointments and Governance Committee)

•	2006 year-end forecasts – 2007 budget

•	Audit Committee report

•	update on Plavix® in the United States

At the Board meeting of December 14, 2006, it was decided to separate the offices of Chairman and Chief Executive Officer. Gérard Le Fur, who had been appointed as a director at the shareholders’ annual general meeting of May 31, 2006, was appointed as Chief Executive Officer with effect from January 1, 2007, to serve for the remainder of his term of office as a director, replacing Jean-François Dehecq who remains Chairman of the Board of Directors.

All Board decisions were approved by unanimous vote of those members present or represented. In accordance with the law, the Chairman and Chief Executive Officer did not vote on the renewal of the term of office of a statutory auditor or on the appointment of the deputy to that statutory auditor. Neither the Chairman and Chief Executive Officer nor the Senior Executive Vice President voted on the proposals in respect of their compensation, benefits and pension arrangements.

3.2.1.1. B. Specialist committees

The Board of Directors has two specialist committees:

•	the Audit Committee;

•	the Compensation, Appointments and Governance Committee

Members of these committees are chosen by the Board from among its members, based on their experience. Each committee is chaired by an independent director.

Depending on the agenda for Board meetings, these committees may be asked to carry out preparatory work by examining specific issues in advance. Committee decisions are taken by a simple majority, with the committee chairman having a casting vote in the event of a tie. Minutes are prepared and approved by those in attendance.

The chairman of each committee reports to the Board on the committee’s duties, so that the Board is fully informed when taking decisions.

3.2.1.1. B. a. Audit Committee

The Audit Committee, made up of four independent directors, met seven times in 2006, previous to the Board meetings held to approve the financial statements. All the committee meetings were also attended by the statutory auditors. Group executives were also invited to attend and make presentations to the committee, including the Executive Vice President – Chief Financial Officer and the Senior Vice President – Audit & Internal Control Assessment.

Ahead of these meetings, some members of the committee contacted the secretary to the Board, the Senior Vice President – Chief Financial Officer and the Chairman & Chief Executive Officer to obtain additional information on the matters for discussion. Members were assiduous in attending committee meetings, with an overall attendance rate of 100%.

The main items on the agendas of the committee meetings were:

February 22, 2006

•	review and adoption of the financial statements:

•	2005 fourth-quarter and full-year adjusted consolidated income statements

•	2005 fourth-quarter and full-year consolidated income statements

•	statement of cash flows for the year ended December 31, 2005

•	consolidated balance sheet at December 31, 2005

•	sanofi-aventis parent company financial statements for the year ended December 31, 2005

•	statutory auditors’ opinion

•	draft press release

•	Management report and Chairman’s report on internal control (French Financial Security Law)

•	Proposal to reappoint a statutory auditor (the firm Ernst & Young Audit) and to appoint its deputy (the firm Auditex)

•	Code of Financial Ethics: increasing the number of signatories within the Group

•	Review of the proposed merger of Rhône Cooper into sanofi-aventis

March 16, 2006

•	IFRS reconciliation to US GAAP for the 2005 financial statements

May 4, 2006

•	accounts for the first quarter of 2006

•	draft press release

•	provisions for tax exposures as of December 31, 2005, update on principal cases

•	2006 budget for audit-related and non-audit services

June 1, 2006

•	internal audit:

•	status on headcount

•	update on audit assignments over the last 6 months

•	Sarbanes Oxley Act section 404 (SOA 404) progress report

•	information systems security

July 31, 2006

•	2006 second-quarter accounts and interim financial statements for 6 months ended June 30, 2006

•	draft press release

•	management report for the six months ended June 30, 2006

•	timetable for 2007 Audit Committee meetings

October 27, 2006

•	accounts for the third quarter of 2006 and for the 9 months ended September 30, 2006

•	draft press release

•	insurance

December 14, 2006

•	review of significant litigation

•	SOA 404

•	internal audit: summary of 2006 activities and 2007 audit program

•	external audit: 2006 budget and outlines for 2007

•	actuarial assumptions used in determining pension obligations

3.2.1.1. B. b. Compensation, Appointments and Governance Committee

The Compensation, Appointments and Governance Committee comprises six directors (four of whom are independent), and met twice in 2006. Members were assiduous in attending meetings, with an overall attendance rate of 91.7%.

The main items on the agendas of the committee meetings were:

May 4, 2006

•	reorganization of the Group – presentation to the shareholders’ annual general meeting

•	method used to determine variable compensation for Jean-François Dehecq and Gérard Le Fur

•	disclosure of share transactions

December 7, 2006

•	stock option plan

•	appointment of Jean-François Dehecq as Chairman of the Board of Directors and Gérard Le Fur as Chief Executive Officer

•	review of the situation of Jean-François Dehecq and Gérard Le Fur

•	review of compensation packages for key executives

•	method used to determine directors’ attendance fees

Throughout 2006, the sanofi-aventis Board of Directors worked closely with the specialist committees. At all times, the Board ensured that its work was prepared and organized in a spirit of transparency and efficiency.

3.2.1.1. C. Compensation and benefits packages for corporate officers

Corporate officers receive fixed compensation, including a benefit-in-kind in the form of a company car, and variable compensation.

Half of the variable portion is linked to quantitative criteria, and half to qualitative criteria.

Stock options may also be granted to corporate officers.

Corporate officers receive no directors’ attendance fees, either for sitting on the sanofi-aventis Board of Directors or on the board of directors of any other group company.

They belong to a top-up defined-benefit pension plan, wholly funded by the company.

In addition, the Chairman of the Board of Directors is entitled to a lump-sum benefit on ceasing to hold office. The Chief Executive Officer would be entitled to a termination benefit in the event of his dismissal. He would be entitled to a benefit on retirement, whether voluntary or not.

3.2.1.2. Limits placed by the Board of Directors on the powers of the Chairman & Chief Executive Officer and of the Senior Executive Vice President

The Board of Directors has limited the powers of the Chairman & Chief Executive Officer and the Senior Executive Vice President to commit the Group in respect of investments and acquisitions:

•	Chairman & Chief Executive Officer: limits of €500 million for commitments made within an approved strategy and €150 million for commitments made outside an approved strategy;

•	Senior Executive Vice President: limit of €100 million for commitments made within an approved strategy.

At the Board meeting of December 14, 2006, it was decided to set the same limits for the Chief Executive Officer as those previously set for the Chairman & Chief Executive Officer.

3.2.1.3. Internal control procedures

This section describes the various components that together constitute the coherent overall system of internal control procedures applied by sanofi-aventis.

Within sanofi-aventis, internal control aims to meet four key objectives. To meet these objectives, we use an approach built on five core components, backed up by standards and procedures.

Participants in internal control apply all these components within the scope of activities and processes for which they are responsible.

3.2.1.3. A. Definition and objectives of internal control

The internal control system is developed and implemented at all levels, from senior and middle management to Group employees, with the aim of providing directors, corporate officers and shareholders with reasonable assurance that the following objectives are met:

•	reliability of accounting and financial information;

•	effectiveness and efficiency of conduct of operations;

•	compliance with applicable laws and regulations;

•	safeguarding of corporate assets.

An internal control system can give no more than reasonable assurance, and can never give total assurance, that these objectives are met. The probability of meeting these objectives is subject to the limitations inherent in all internal control systems, including the possibility of defective judgment in decision-making, the need to perform cost/benefit analysis before implementing controls, and the risk of malfunctions caused by human failings or mere error.

3.2.1.3. B. Scope of internal control

This report covers all entities controlled and consolidated by sanofi-aventis, and gives an account of internal controls used by sanofi-aventis to ensure the reliability of its separate and consolidated financial statements.

3.2.1.3. C. General organization of internal control

3.2.1.3. C. a. Principles of internal control

Internal control is built upon three core principles:

•

responsibility of all participants for the implementation and effectiveness of internal control, achieved by line and function managers pushing down objectives and delegated authority within the structures they manage;

•	distribution of and compliance with Group-wide policies and procedures, as rolled out across the Group’s operational and support activities;

•	segregation of duties, in other words ensuring that people who perform tasks are not responsible for approving or controlling the performance of those tasks.

3.2.1.3. C. b. Components of internal control

Sanofi-aventis bases its internal control system on the five components contained in the internal control framework developed by COSO (Committee of Sponsoring Organizations of the Treadway Commission).

➢ Control environment

This refers to the degree of awareness among employees, and to internal control needs across the entire organization; it is the cornerstone of all other elements of internal control.

The Chief Executive Officer has a clear ongoing commitment to maintaining and enhancing reliable and effective internal control built on sound ethical principles, appropriate organizational structures, well-defined responsibilities and demonstrated competencies. The overall aim is to promote the key elements of good corporate governance: transparency of management, and providing shareholders with quality information.

After a reaffirmation of our values in this area at the end of 2004, the control environment took a further step forward in 2005 with the posting on the Group intranet of the new Group Code of Ethics, the establishment of an ethics committee, and the formation of a Global Compliance department within the Legal Affairs Directorate.

On January 11, 2006, a letter was issued to all Chief Executive Officers and Chief Financial Officers of subsidiaries, reminding them of their obligation to enhance the transparency and reliability of our financial information through the correct application of procedures and compliance with ethical and professional standards.

➢ Risk evaluation

Internal control procedures are built on the foundation of the internal control environment, and involve ongoing identification, assessment and management of risk factors liable to impair the achievement of objectives. Evaluating these risk factors makes it possible to define control activities.

Sanofi-aventis ensures that risks are evaluated and managed at appropriate levels within the organization.

For a description of the main risks facing the Group, refer to the “Risk Factors’ section of the Form 20-F.

➢ Control activities

Control activities are carried out at all management and operational levels within the organization. They are based upon procedures, information systems, working practices, aids and other tools which are designed to be practical and proportionate to the existing control environment and to the risks and errors they aim to prevent. Control activities include tasks such as approving and authorizing, checking and reconciling, assessing operational performance, ensuring segregation of duties and safeguarding of assets.

➢ Information and communication

This is the general process of ensuring that relevant information is identified, collected and distributed on a timely basis such that all Group employees can fulfill their responsibilities. This process covers the information flows that underlie effective internal control procedures, from the overall strategy set by management through to action plans. It also covers the dissemination of an internal control culture. For example, in order to prevent insider dealing the Group stipulates periods during which employees may not trade in their shares of the company, and informs the relevant employees that they are strictly prohibited from buying or selling these shares in periods close to the publication of financial results.

➢ Monitoring

This relates to the testing and periodic evaluation of the quality and effectiveness of internal control via the supervisory role exercised by Group Senior Management, in particular through the managerial committees, by the management of each operational entity, by the Audit Committee, and by the Board of Directors as a whole.

The monitoring process takes account of the findings of internal audit assignments, comments made by the statutory auditors, and a review of significant control incidents. It also involves benchmarking against best practice in the field of internal control, and may result in corrective action or changes to the internal controls in place within the Group.

3.2.1.3. C. c. Participants in the internal control system within the Group

➢ Board of Directors and committees of the Board of Directors

The composition and organization of the Board of Directors and its specialist committees help deliver efficiency and transparency in the way that sanofi-aventis conducts its activities (see the first part of this report).

In particular, the Audit Committee is responsible for reviewing control procedures, the internal control report and the statutory auditors’ report on that report, and internal audit programs and assignments, in accordance with the Directors’ Code.

➢ Senior Management

The Group’s Senior Management sets overall guidelines for internal control. The Chairman & Chief Executive Officer and the Senior Executive Vice President obtain assurance that effective control measures are in place and operating effectively. Within the subsidiaries, each key executive is required to ensure that internal control rules are properly applied.

Sanofi-aventis operates a decentralized structure based on autonomous units in the form of key directorates, enabling genuine decision-making powers to be delegated to the front line. At the same time, strategy is developed and decided upon centrally.

•	The Scientific and Medical Affairs Directorate is responsible for Research and Development activities, with support from Pharmacovigilance, Medical & Regulatory Affairs and Scientific Quality.

•	The Industrial Affairs Directorate is arranged in three specialist divisions: Chemicals, Pharmaceuticals and Supply Chain.

•

The Pharmaceutical Operations Directorate has since 2006 been structured in seven regions: France, United States, Germany, Japan, Europe & Canada, Asia-Pacific, and Intercontinental (Latin America, Africa and the Middle East), plus two transverse functions (Global Marketing and Business Management & Support).

•

The Vaccines Directorate handles research, development, manufacturing, sales and marketing activities worldwide for all the sanofi-aventis Group’s prophylactic and therapeutic vaccines and human serums. The directorate operates through a separate legal structure, controlled by the French-registered company sanofi pasteur and made up of subsidiaries and sub-subsidiaries of the sanofi-aventis Group.

•	The central support functions are: Human Resources, Finance, Legal Affairs, Communication, Corporate Affairs, Business Development, and Audit & Internal Control Assessment.

➢ Managerial committees

Staff at every level within sanofi-aventis have responsibility for internal control, via their involvement in the processes in their field of operations. By applying procedures within their specific environment, they form part of the risk management system.

• Executive Committee

The Executive Committee, consisting of all the heads of the Group’s key directorates, meets monthly. It reviews business options, industrial relations and the implementation of strategy, assesses the pharmaceutical industry environment, and takes up positions on matters submitted to it.

• Products committee

The products committee is chaired by the Senior Executive Vice President, and meets once a month. It deals with the development and marketing of products, and is attended by key managers from Scientific & Medical Affairs, Pharmaceutical Operations, Financial Strategy & Plan, and Business Development.

• Operations committee

The operations committee is chaired by the Executive Vice President Pharmaceutical Operations; it meets once a month, and is attended by the regional managers.

It deals with Group performance issues such as sales figures and local/regional performances.

➢ Ethics committee

An ethics committee was set up over a year ago, reporting to Senior Management. Its main role is to monitor Group-wide compliance with the ethical principles and rules of conduct contained in the Code of Ethics. It also has a role coordinating initiatives taken by Group entities to raise awareness of ethical issues among their employees.

The committee meets at least once a quarter, as required by its operating charter.

It comprises:

•	Senior Vice President – Corporate Human Resources

•	Senior Vice President – Legal Affairs & General Counsel

•	Senior Vice President – Audit & Internal Control Assessment

•	Executive Vice President – Chief Financial Officer

The Chief Compliance Officer acts as secretary to the committee.

➢ Published Information Review Committee

The Published Information Review Committee, made up of Executive Committee members and other senior executives, is tasked with reviewing and validating key documents intended for shareholders and the public (including the document de référence filed in France and Form 20-F filed in the United States, and press releases) and assessing procedures and controls used in preparing such documents.

➢ Other key participants

• Pharmacovigilance

The Pharmacovigilance department reports to the Scientific and Medical Affairs Directorate (for pharmaceuticals) or the Vaccines Directorate (for vaccines). The department is tasked with putting in place organizational structures and tools that enable the safety profile of products under development, and of licensed and marketed drugs or vaccines, to be assessed at any time. Operating procedures define the roles and responsibilities of those involved in the collection, documentation, assessment, recording and storage of pharmacovigilance data, and in the reporting of such data (immediately or periodically) to the healthcare authorities and/or to ethics committees established by member states for the conduct of clinical trials and/or to investigators (serious cases, periodic reports, etc).

In addition to handling individual cases of side effects and drafting periodic safety assessments for products under development and licensed/marketed drugs, the Pharmacovigilance department also has a brief to detect and analyze warning signals so as to be able, if necessary, to issue recommendations to prevent or limit the occurrence of undesirable effects; ensure the product is used properly; and provide healthcare professionals and patients with up-to-date medical information.

The Pharmacovigilance department helps assess the risk/benefit profile of products, whether they are in clinical development or already on the market. This involves determining and monitoring the product’s safety profile.

Working with the clinical development and regulatory affairs teams and the epidemiology unit, the Pharmacovigilance department is involved in preparing and monitoring the risk management plans established as part of the new product registration process. These plans summarize the safety profile of the products as established during the development phase, describe the measures in place to monitor identified or potential risks, and propose steps to ensure the drug or vaccine is properly used.

In monitoring tolerance through the clinical trials phase and gathering unsolicited information about products already on the market, the department relies on the network of pharmacovigilance units based in the subsidiaries, and on contractual ties with development and marketing alliance partners. These units also act as an interface between the local healthcare authorities and other departments within the subsidiary.

The Pharmacovigilance department monitors all recommendations and regulations issued within its sphere of competence, and uses this information to implement or update existing tools or to develop specific procedures, so that all regulatory requirements can be met.

A centralized Pharmacovigilance unit based at corporate headquarters collates all information about side-effects from throughout the world and from any source.

The Pharmacovigilance department provides its staff with training in the regulatory environment and in pharmacovigilance techniques.

Compliance with these procedures is subject to regular internal reviews, and is also audited by the quality assurance department, both at Group Pharmacovigilance department level and at the level of the subsidiaries’ pharmacovigilance units.

• Insurance

The Insurance department, part of the Finance Directorate, is responsible at Group level for:

•	identifying and obtaining cover for insurable risks, a role which includes involvement in risk prevention policies and initiatives;

•	managing the Group’s captive insurance companies;

•	monitoring insurance claims;

•	providing support to subsidiaries in establishing local insurance policies.

• Audit

Two types of audit function exist within the Group:

•	the Group internal audit function, including a specialist information systems audit unit;

•	“expert” audit units embedded in some functions or activities, including Vaccines.

These audit functions operate across the entire Group, which is also subject to regular audits by:

•	the healthcare authorities;

•	national bodies responsible for Seveso-type controlled sites;

•	the statutory auditors.

• Group Internal Audit

The Group’s Internal Audit department is independent and objective, reporting directly to the Chairman & Chief Executive Officer. It has neither authority over nor responsibility for the operations it reviews, and has complete freedom of action.

Internal Audit is responsible for providing Senior Management, and the Board of Directors via the Audit Committee, with reasonable assurance on the level of control over operations within the Group.

The permanent role of Internal Audit is to evaluate the quality and effectiveness of internal control, and to help improve the level of internal control by issuing recommendations.

In order to fulfill this role properly, and in line with its independent status, Internal Audit may on its own initiative, and/or at the request of Senior Management, central support function managers or operational managers, intervene in all accounting, financial, support and operational areas or processes, where it has the necessary competencies.

Internal Audit covers all the Group’s activities, functions, and legal entities. It has full access at all times to all information, documents, assets and persons. The role and modus operandi of Internal Audit are described in the internal audit charter, signed by the Chairman and Chief Executive Officer and distributed to all the auditees at the opening meetings of every assignment. The charter is also available on the Group intranet.

Internal Audit staff are bound by rules of conduct such that their integrity, objectivity and competence are unimpeachable. Auditors perform their work in accordance with professional standards, and the Internal Audit department has embarked upon a Quality initiative to provide assurance that relevant standards are applied.

The role of Internal Audit involves reviewing and assessing:

•	the appropriateness and effectiveness of organizational structures by reference to job descriptions and to compliance with the applicable laws, regulations and procedures;

•	the accuracy and completeness of accounting and financial information;

•	control over operational, support and project management processes;

•	the safeguarding of corporate assets.

Audit assignments are conducted on the basis of an annual program, which is presented to the Audit Committee and approved by the Chairman and Chief Executive Officer.

The following criteria are used in devising the annual audit program:

•	date of the last audit;

•	extent to which the previous audit’s recommendations have been implemented;

•	nature and extent of changes that have affected the audited entity;

•	risk approach, validated by the operational and central support functions.

Audit assignments are conducted on site, based on a work program that includes familiarization phases followed in all cases by testing procedures.

The report prepared on completion of each assignment is the starting point for the internal control improvement process. It presents the findings of the assignment, including any deficiencies identified, and relevant recommendations.

The auditees are responsible for implementing the recommendations. The Internal Audit department systematically follows up on implementation six to twelve months after issuing the final version of its report, and has the option of conducting follow-up assignments on site.

At end December 2006, the department had 50 internal auditors.

In 2006, as part of its constant drive to improve standards, the sanofi-aventis Internal Audit department started the process of obtaining external certification from IFACI, the French Institute of Internal Audit. Certification has now been successfully obtained, providing assurance that the sanofi-aventis internal audit function complies with international professional standards.

• Information systems audit

The Group’s dedicated information systems audit function reports directly to the Audit & Internal Control Assessment Directorate and is totally independent of the Group Information Systems department.

It is organized along similar lines to the Group internal audit function, but conducts its assignments using a methodology specific to information systems audit.

These assignments are intended to provide assurance that the Group is applying best practice in the field of information systems, as described in the most widely respected international standards (adapted where necessary for the specific circumstances of sanofi-aventis).

The methodology is based on a structured risk analysis system, and involves fieldwork assignments covering audits of applications, processes and information systems projects, as well as the more traditional type of systems security audit.

The roles and missions are described in a charter, available on the Group intranet.

• Expert audits

Best practice reviews are performed regularly as part of the quality assurance programs carried out by the Group’s business units.

In particular, the central HSE team operates an audit system covering all activities related to HSE programs and processes encompassing technical, organizational and occupational health issues and major risks. The audit team also monitors progress on the implementation of the HSE management system. Audits are conducted periodically in proportion to the level of risk, and at least once every three years.

The process includes an evaluation of compliance with regulations and Group HSE policy.

The audit team provides a written evaluation of the strengths and weaknesses of the unit/site audited, containing specific recommendations which are followed up until implemented. The unit/site draws up a formal action plan, while the audit team monitors all the audit findings and checks progress on the action plans until they are signed off as fully implemented. The team also makes sure that its audit practices and findings (best practice, non-compliance with rules) are posted on the HSE intranet.

3.2.1.3. C. d. Standards

➢ Group Code of Ethics

The sanofi-aventis Code of Ethics, the text of which was reviewed and approved by the Executive Committee, has not only been posted on the Corporate intranet, but has also been printed in a booklet distributed to all sanofi-aventis employees throughout the world.

The Code affirms the commitment of sanofi-aventis to the principles of the Universal Declaration of Human Rights and its support for the guiding principles of the OECD and the United Nations Global Compact.

Within each subsidiary, designated Compliance Officers have organized the distribution of the Code, and reinforced its message by awareness campaigns tailored to reflect the cultural diversity of the countries where we operate. In many countries, the Code has been translated into the local language.

An “alert” procedure has been introduced in accordance with the Code of Ethics and in line with similar procedures in finance, accounting, internal control, and anti-corruption. This procedure, which can be consulted on the Group intranet, allows any employee to report breaches of the Code to the Corporate Compliance department. The department presents a report to the ethics committee on action taken in response; the ethics committee then has the final say on which issues are reported to the Audit Committee.

➢ Code of Financial Ethics

Sanofi-aventis has adopted a Code of Financial Ethics that applies to the Chairman & Chief Executive Officer, the Executive Vice President – Chief Financial Officer and the Chief Accounting Officer, pursuant to United States securities legislation. The Audit Committee meeting of February 22, 2006 decided to extend the list of signatories to include regional and country Chief Executives and Chief Financial Officers, and members of the Group financial management committee.

➢ Information systems usage charter

The information systems usage charter lays down rules that all Group employees must follow when using information system resources. Based on the Information Systems Security Policy, the charter informs employees of their individual responsibilities regarding protection of workstations and use of the internet. These rules are designed to ensure that the Group’s information systems function at all times as a reliable and secure business tool.

➢ Personal data protection charter

The personal data protection charter was approved by the ethics committee on December 12, 2005. As stipulated in the charter, the Group has now set up a personal data protection committee tasked with monitoring compliance with the charter, raising awareness of data protection issues and updating the charter as required.

Like the Code of Ethics, the charter has been available on the Group intranet since early July 2006.

➢ Social charter

Reflecting our commitment to corporate social responsibility, the social charter has been translated into around twenty languages and distributed to all Group subsidiaries worldwide, with local Human Resources managers instructed to ensure it is issued to all employees.

The sanofi-aventis social charter affirms the principles comprising the common foundation upon which all our human resources actions are built. These principles are based on solidarity and respect, and offer a reminder of the mutual rights and obligations of the employees and the Group. It also incorporates the principles of the United Nations Global Compact on Labor, which sanofi-aventis is committed to uphold:

•	upholding the freedom of association and recognition of the right to collective bargaining (principle 3);

•	elimination of all forms of forced and compulsory labor (principle 4);

•	effective elimination of child labor (principle 5);

•	elimination of discrimination in respect of employment and occupation (principle 6).

➢ Ethical charter for purchasing

The ethical charter for purchasing applies to every stage in the purchasing process and to all Group employees involved regularly or occasionally in purchasing activities. It describes the conduct to be adopted by sanofi-aventis employees when carrying out their duties.

The charter sets out:

•	rules of conduct to be followed in all dealings with suppliers;

•	rules on conflicts between the personal interests of employees and the interests of the Group;

•	a prohibition on payments to government employees and civil servants;

•	the requirement to comply with local legislation when traveling abroad;

•	rules to be followed in respect of competitive practices.

In November 2004, the charter was issued to the Group Executive Committee and to Chief Executive Officers and Chief Financial Officers of subsidiaries, who are responsible for distributing it to their own staff. It can be consulted by any one on the Purchasing section of the intranet.

➢ Other standards

The pharmaceutical industry is subject to very strict constraints at both national and supra-national level.

A large body of laws and regulations governs each stage of operations, from evaluation and selection of compounds to standards applied to the manufacturing, packaging, distribution and marketing of medicines and vaccines.

Sanofi-aventis applies many other internal standards derived from these external standards, adapted to the specific processes carried out by each entity, thereby contributing to internal control.

3.2.1.3. D. Brief description of internal control procedures associated with processes

Three types of process operate across these various structures:

•	executive processes: planning and developing strategy; organizing the Group; communicating.

•

operational processes: producing; searching for, discovering, developing and registering new products; developing our worldwide market presence and controlling operating results; safeguarding operational processes.

•	support processes: financing and controlling; managing information systems; purchasing; managing human resources; managing legal affairs; safeguarding assets.

This section deals first with processes contributing to the preparation, processing and reliability of financial and accounting information, and secondly with other processes.

3.2.1.3. D. a. Processes contributing to the preparation, processing and reliability of financial and accounting information

➢ Financing and Controlling

The Finance Directorate is structured so as to enable it to fulfill its role across the full range of the Group’s activities, and is the lead player in the processes described below.

The Group’s financial system is built on the principle that the same results are used for financial reporting (statutory consolidation) and management reporting purposes.

• Defining Group accounting policies

The consolidated financial statements published in the French document de référence and in the Annual Report on Form 20-F (filed in connection with the listing of sanofi-aventis on the New York Stock Exchange) are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. A reconciliation with accounting principles generally accepted in the United States (U.S. GAAP) is prepared annually, and included in the 20-F.

The Group Accounting department is responsible for harmonizing accounting policies and methods across the entire organization. The performance of operational managers and staff is measured using the same indicators as those published to the financial community.

Following publication of the Group’s first IFRS compliant financial statements, covering the year ended December 31, 2005, the Group Accounting department has pressed ahead with implementing a single Group-wide accounting policies manual.

This manual describes how IFRS are to be applied within the Group. It also describes the accounting treatments required under U.S. GAAP, for the purposes of identifying and processing adjustments between the IFRS financial statements and the U.S. GAAP financial statements. Each accounting policy is distributed to the subsidiaries and posted on the Group intranet. Every year, training sessions are held for all accounting and finance staff, both at headquarters and in the subsidiaries worldwide, with special emphasis on new joiners. These sessions cover the accounting policies manual as a whole, as well as the latest developments in accounting. The training materials are also available on the intranet. The routine tasks of the Group Accounting department include ensuring the consolidated financial statements are IFRS compliant by monitoring developments in accounting standards and answering technical queries from subsidiaries on specific accounting issues, with the overall aim of delivering consistent interpretation and application of accounting standards across the entire Group.

When new accounting standards are issued, the Group Accounting department assesses the impact, where necessary in consultation with operational managers, and determines the appropriate accounting treatment and date of application. If a new standard includes an elective treatment or an option for early application, the Finance Directorate decides which elective treatment and/or application date to adopt.

• Preparing the financial statements

The sanofi-aventis financial statements are prepared by the Group Accounting department, who must apply the greatest rigor and ensure compliance with the laws and regulations governing the markets on which the company’s shares are listed: Paris (Euronext: SAN) and New York (NYSE: SNY).

Accounting procedures address the key objectives of completeness, accuracy and compliance in the recording of transactions, and of consistency of the methods used with Group accounting policies. Specific procedures cover the recording of entries impacting the principal balance sheet, statement of income and off balance sheet lines.

The purpose of the accounts committee is to review the accounts of Group companies ahead of the preparation of the year-end consolidated financial statements and the year-end separate financial statements. For each entity reviewed, the committee comprises:

•	the Chief Financial Officers of the principal subsidiaries;

•	representatives from the regional or business unit Finance department;

•	representatives from expert units (tax, consolidation, treasury, financing, etc) within the Group Finance Directorate

•	representatives from the Legal Affairs Directorate.

Working on the basis of accounts prepared to end September, the accounts committee is responsible for reviewing the position of each company in respect of tax, legal, treasury and financing issues, and for checking that the principal Group accounting policies are being correctly applied.

• Consolidating the Group’s accounts

The consolidation department generates quarterly consolidated financial data, which are used to prepare the sanofi-aventis consolidated financial statements. Its role includes:

•	ensuring that all subsidiaries apply compliant and consistent accounting policies;

•	defining the scope of consolidation, in liaison with the Legal Affairs Directorate and the relevant Chief Financial Officers;

•	identifying and approving processes specific to the consolidation;

•	defining user settings and maintaining the consolidation software used by the Group, and training users how to operate the software.

In advance of each period-end, detailed instructions are sent to the subsidiaries. These include details of reporting dates and methods, the scope of consolidation, and the latest versions of policies and procedures. This information is posted on the Group intranet. The Finance department of each subsidiary is responsible for preparing the accounting information reported, in accordance with IFRS.

The consolidation is prepared by aggregating all the validated consolidation packages submitted. Most of the consolidation processing routines – such as foreign currency translation and the elimination of intra-group transactions and investments in consolidated companies – are carried out automatically by the consolidation software. Consolidated data are sorted by account caption, in both statutory and management reporting formats.

The consolidation software used by sanofi-aventis:

•	is based on common standards ensuring consistency in data entry, controls, and processing;

•	retains an audit trail through all the phases of the consolidation;

•	guarantees secure data transmission.

• Controlling

The Controlling department defines the methods, procedures and timetables for the reporting of management information throughout the Group.

It carries out controls over the information received, including consistency checks; it also performs simulations and identifies risks and opportunities.

It works with the Group Information Systems department to develop, install and run management reporting systems throughout the Group.

Local financial officers are responsible for ensuring that local financial statements give a true and fair view, that projected financial statements are realistic, and that Group policies are applied.

The Group budget is consolidated from decentralized data entered by each subsidiary and operational directorate, based on the same scope of consolidation as actual data. Draft budgets are discussed and approved at successively higher levels of managerial responsibility.

At period-ends, budget-to-actual comparisons are performed at each level (site, subsidiary, operational directorate, Group). The relevant controller investigates the main variances in order to arrive at a better understanding of operations and provide feedback to management, so that targets can be met and forecasts revised as necessary.

Commitments, obligations and provisions are estimated by subsidiaries and operational directorates as part of the process of preparing the local financial statements and the Group-wide consolidation.

Once all data are validated and the system locked to prevent further data entry (in both the actual and budget reporting cycles), the Controlling department issues management reports compiled from the data collected.

The exercise of control by the Controlling department also relies on other procedures, including:

•

The expenditure commitment authorization procedure, designed to ensure the proper functioning of routine operations, assess whether a transaction is appropriate independently of the forecasting process, and then collect the authorizations needed for the commitment to be made. A summary memorandum describes the main opportunities and risks of the proposal, the financial impact, other options examined, and the reasons for the decision. In order to guarantee the quality of decision-making, some of the Group’s expert functions may, if the nature of the proposed commitment requires, be directly involved in preparing and analyzing the proposal.

•	the business travel authorization and business expense report procedure, which gives instructions and sets standards for expenses incurred by employees on Group business.

• Financing

The Financing/Treasury department manages the Group’s financial structure, dealing with issues such as equity and debt financing and cash management. The department assesses financial risks (interest rate, exchange rate, counterparty and liquidity risks) on a centralized basis, and is responsible for market transactions used to limit risk and reduce the cost of financing. It issues specific procedures designed to limit financial risks and prevent fraud, including procedures relating to payment orders and payment media.

Financing and treasury management is centralized. This means that virtually all the Group’s external debt is carried by the sanofi-aventis parent company. The Financing/Treasury department centralizes financing and cash pooling arrangements, and also manages long-term commitments such as pension obligations. The department is also responsible for ensuring the Group’s financial autonomy and for managing relations with banks.

If centralized treasury management is ruled out by technical or regulatory constraints, the department approves the overall framework for the local treasury management policy.

Decisions on external financing (such as bond issues and debt prepayments) require authorization from either the Executive Vice President – Chief Financial Officer or the Chairman & Chief Executive Officer, depending on the powers delegated by the Board of Directors and the type of financing.

An international treasury committee, chaired by the Executive Vice President – Chief Financial Officer, meets monthly to plan the Group’s debt management strategy with particular emphasis on interest rate, currency and liquidity issues and the management of operational foreign exchange risk. It also reviews past performance, in terms of transactions and financial results. The committee met eleven times in 2006.

Within the overall framework set by the international treasury committee, the Financing/Treasury Department contracts and monitors interest rate, currency and (where appropriate) equity derivatives. There is a strict prohibition on contracting derivatives that are not directly associated with underlying operational or financial transactions.

• Managing tax affairs

The Tax department coordinates tax policy and issues procedures ensuring consistent management of tax issues across the Group. It provides ongoing support and advice to the subsidiaries, helping them comply with their obligations under tax law, especially when tax inspections are in progress.

The department also checks the calculation of current income taxes, deferred taxes and the effective tax rate, in conjunction with the consolidation department. Sanofi-aventis operates a specific internal tax reporting system.

Another responsibility of the Tax department is to establish transfer pricing policy and procedures, and to coordinate the setting of transfer prices across the entire Group.

• Internal certification procedure

For the purposes of the Form 20-F filed with the United States Securities and Exchange Commission (SEC), and pursuant to section 302 of the Sarbanes-Oxley Act, the Chairman & Chief Executive Officer and the Executive Vice President – Chief Financial Officer are required to carry out an evaluation of the adequacy and effectiveness of the Group’s disclosure procedures and controls.

The declarations made in this regard by the Chairman & Chief Executive Officer and the Executive Vice President – Chief Financial Officer were supported by representation letters signed in July 2006 and January 2007 by the Chief Executives and Chief Financial Officers of legal entities included in the consolidation, in which they took responsibility for the procedures and controls underpinning the reliability of financial disclosures for 2006 within their entity.

These representation letters, sent to the Group Finance Directorate, consisted of a declaration covering fifteen key issues raised by section 302, including an evaluation of the effectiveness of internal control.

• Financial disclosures

The financial disclosures procedure is subject to rigorous internal control, and governs in particular:

•

reports filed under French law (such as the document de référence) or U.S. law (such as the Form 20-F): a special committee reporting to the Finance Directorate coordinates the preparation of these reports, checks them for compliance with laws and regulations, and validates the texts supplied by those responsible for drafting them.

•	financial press releases.

•	presentations made to analyst and investor meetings.

All these documents are submitted for review by the Published Information Review Committee.

➢ Managing information systems

The information systems function is responsible for all information and telecommunication systems. The function’s structure is designed to favor autonomy in the management of operational activities and business units. This structure consists of a number of departments reporting directly to the Group Information Systems department, plus decentralized units within the operational directorates (Scientific and Medical Affairs, Industrial Affairs, Pharmaceutical Operations and Vaccines).

The Group Information Systems department units draw up the Group’s information systems policies, coordinate top-level management of the information systems function, and manage world-scale IT infrastructures and services.

The decentralized information systems units embedded in the operational directorates develop and manage IT applications, infrastructures and services specific to their divisions.

The information systems function council, comprising the heads of the decentralized information systems departments and the Group Information Systems department divisions, provides coordination on cross-disciplinary issues and approves policies of universal application.

Sanofi-aventis has an information systems quality policy, cascaded through a network of information systems quality managers. The policy aims to ensure the best possible fit between IT solutions and services and user needs, and to help ensure that information systems are compliant with the relevant laws and regulations.

Sanofi-aventis also has an information systems security policy, distributed through a network of information systems security managers. The policy is designed to protect data integrity, and is implemented via a series of standards and recommendations. A systems security awareness campaign for all Group employees was conducted during 2006, designed to encourage vigilance in the area of electronic data protection and promote the information systems usage charter.

The information systems governance and enterprise architecture unit includes a dedicated team assisting the Group Information Systems department in the internal control evaluation process. This team draws on a network of correspondents, in which all information systems units are represented.

➢ Purchasing

Sanofi-aventis uses purchasing structures and procedures that aim to cover all activities and all types of purchases.

The structure is based on pushing down responsibility for purchasing to entities and business units, under the supervision of a central team. Each purchasing center is responsible for managing needs and costs within its entity or business unit.

A Group-wide procedure specifies minimum standards to be followed by all entities or business units. Local procedures may be applied provided they comply with the minimum standards required by the Group, which include rules regarding the supplier selection and purchasing administration processes:

•	from purchase request to management decision: the role of purchasing departments is to assist those making the request to define and quantify their needs.

•

from specification to supplier selection: the role of purchasing departments is to identify and select potential suppliers; tendering and negotiations, led by the buyer, should enable a final decision to be made in conjunction with those making the request.

•

from contractual commitment to payment of invoice: the role of purchasing departments is to formalize the contractual relationship by preparing and signing orders and purchase contracts; they also help to ensure that the contract is properly executed.

An updated purchasing procedure was issued in June 2006 and distributed to the Group Executive Committee, the Chief Executive Officers and Chief Financial Officers of the subsidiaries, and to key purchasing managers (who are responsible for distributing it to their staff). The procedure can also be consulted on the Purchasing section of the Group intranet.

➢ Managing human resources

Group Human Resources is organized into four departments: Industrial Relations, HR Development, Compensation and Welfare, and HR Control and Information Systems.

It defines the overall human resources strategy, and checks that this strategy is being implemented within business units and zones in accordance with sanofi-aventis ethical standards.

HR managers have been appointed within each business unit and each major country or zone; their role is to ensure that Group standards are properly applied within their entities.

The Human Resources operational committee meets every two months. It consists of the HR managers from the central support functions, business units and major countries and zones; it coordinates business unit HR policies, and ensures they are consistent with Group policy.

The structure of the HR function provides a framework for managing the following processes:

•	Managing industrial relations

The Industrial Relations department negotiates with trades unions at Group level in France, and monitors compliance with labor law in all countries where sanofi-aventis operates. It also heads up and administers the Group Works Council in France and the European Works Council.

In the event of a collective dispute, the department helps negotiate a solution with employee representatives; it has a team of specialist lawyers who assess and if necessary contest actual and potential claims by individual employees.

•	Recruiting – managing skills, career paths and internal transfer

The HR Development department devises rules and processes designed to ensure that recruitment is transparent both qualitatively and quantitatively. It also ensures that these rules and processes are properly applied, and in particular that the recruitment authorization procedure is followed.

It organizes personnel review meetings with business units and major countries and zones, in order to identify recruitment and succession risks and opportunities and to implement personal career development plans for emerging talents.

It also devises and monitors application of the sanofi-aventis skills maintenance and development policy. This includes professional training, which is widely used within the Group to refresh and enhance the skills and expertise of its employees. Individuals involved in financial statement preparation receive specific training to ensure they are up to date with the latest developments in accounting standards and financial legislation.

•	Managing employee compensation and welfare

The Compensation and Welfare department drafts the Group’s employee compensation and welfare policy and ensures it is properly implemented at local operational level, by setting overall targets and issuing operating procedures. It distributes these targets and procedures, makes sure that they are properly understood, and assists line managers and HR managers in implementing them.

The sanofi-aventis compensation policy helps to promote the performance and growth of the Group by rewarding not only individual performance but also collective performance (through statutory and voluntary profit-sharing schemes in certain countries, in compliance with the relevant laws and regulations) on the basis of the Group’s results. The policy also aims to ensure fairness of compensation structures within the Group, while taking account of the competitiveness of the broader labor market.

The Group Human Resources and Finance Directorates work together on salary increase proposals. The country and zonal HR managers draw up their own salary increase proposals country by country in conjunction with local Finance departments and within the framework of the Group’s compensation policy.

In the employee welfare field, sanofi-aventis issued in November 2004 ethical principles setting out a qualitative framework and the recommended level of welfare benefits in countries where the Group has employees. Under this procedure, all proposals to harmonize, amend or extend welfare schemes must be submitted for prior approval by the Human Resources and the Group Finance Directorates.

•	Controlling and standardizing HR information systems

The HR Control and Information Systems unit is responsible for defining the basic framework for HR information resources within the Group, providing a platform for the sharing of information and the development of cross-disciplinary or business-specific systems as required. It also ensures that HR tools and system developments are consistent with HR strategy.

The use of standard employee grades and shared Group-wide policies allows for computerized processing of HR data, making it possible to generate the “International Social Report” and facilitating the control process.

➢ Managing legal affairs

Legal Affairs provides assistance to Group entities in the management of contractual commitments, the drafting and negotiation of contracts, and the analysis of legal disputes. It also provides a full range of advice in the main areas of corporate law.

A contracts procedure is applied. This sets out general principles, scopes of application and terms and conditions for contractual commitments within the Group.

Legal Affairs develops core tools, procedures and codes in the area of Compliance, under the overall responsibility of the Senior Vice President – Legal Affairs & General Counsel.

Within its sphere of competence, Legal Affairs exercises central control over litigation, from the initial dispute stage to final settlement. In conjunction with the financial statement preparation process, a systematic review of all outstanding litigation is conducted, so as to enable appropriate provisions or off balance sheet commitments to be recorded.

As regards the protection of the Group’s intellectual property, procedures are in place to identify inventions (such as Records of Inventions) and file patent applications for them. A market watch is used to identify third parties who are infringing the Group’s patents.

There are also procedures relating to the management of the database containing all the Group’s patents and trademarks, intended for approved internal users.

In connection with the Published Information Review Committee, a reporting process exists to ensure that the Associate Vice President Financial and Securities Law of sanofi-aventis, who also acts as secretary to the committee, is informed of any material event liable to affect the share price. This manager must then consult the committee members about the approach to be adopted to the public disclosure of such information.

Legal Affairs also monitors developments in corporate law, including changes in the law and regulations, court rulings, expert opinions and guidance from professional bodies. It may also inform Senior Management of legal developments and of new requirements to which the Group is likely to be subject; it makes recommendations and puts forward solutions to enable compliance.

The Associate Vice President – Corporate Law and Corporate Governance is tasked with ensuring that corporate governance rules are introduced and applied.

➢ Producing

Industrial Affairs and its staff have continued to develop quality management systems to ensure that all products are manufactured, tested and distributed in accordance with Group quality standards and the relevant national and supra-national regulatory requirements.

A set of directives, procedures and guidelines is in place for the management of:

•	purchasing: validation of sales forecasts, calculation of raw materials needed to fulfill production programs;

•

production: validation of manufacturing methods and processes for each formulation and therapeutic class (good manufacturing practice, regulatory compliance, treatment of any anomalies identified, product review);

•	distribution: transfer of products in accordance with good practice in terms of packaging and fulfillment of customer orders in accordance with agreed quantity, quality and lead-time criteria;

•	quality control: validation of analytical methods, management of sample banks, and batch release;

•	environmental risk prevention: data are collected for all industrial sites and published in the Group’s annual sustainable development report;

•	subcontracting: approval of third parties, use of quality contracts;

•

employees: management of recruitment, compensation, skills, career development and internal promotion, staff health and safety, and delegated powers, within an overall framework of clearly-defined job descriptions and responsibilities;

•	premises: compliance with standards and certification, processing of emissions, water treatment and waste processing.

Quality assurance audits are conducted using a standard work program, based on principles and rules enshrined in a policy covering industrial audit, post-inspection follow-ups, and reviews of corrective action plans.

3.2.1.3. D. b. Other Processes

➢ Planning and developing strategy

Group strategy is based on three processes: designing a strategic plan, acquiring and divesting companies and/or products, and managing alliances and licenses.

Each year, a long-term plan is put together based on assumptions about the economic and pharmaceutical industry environment. All projections prepared by subsidiaries are adjusted and consolidated under the responsibility of the Finance Directorate before being reviewed by Senior Management.

This process, in which all Group entities participate, is governed by a procedure which sets out a timetable and precise instructions for deliverables.

The process of acquiring/divesting businesses and/or products is the responsibility of Business Development, which identifies potential acquisitions and divestments of companies, businesses and licenses. Business Development evaluates opportunities in accordance with the financial investment authorization procedure.

Dedicated teams handle alliances and ongoing agreements with strategic partners. Procedures are in place for the exchange of information at bipartite meetings and for the preparation of forecasts.

The financial investment authorization procedure aims to ensure that a consistent method is used to assess and approve financial investments, providing Senior Management with assurance that:

•	key parameters have been built into the strategic analysis of the benefits of the transaction, in particular an assessment of major risks and a consideration of possible alternatives;

•	appropriate due diligence and analysis have been performed (research, marketing, environmental, regulatory, industrial, financial, legal, etc), and taken into account in the assessment;

•	the transaction is consistent with the overall strategy of sanofi-aventis;

•	the business and financial approaches are consistent with the methodologies and accounting standards applied by sanofi-aventis.

This procedure, which is available on the Group intranet, is also designed to ensure that the planned investment proceeds in accordance with the agreed assessment and approval timetable.

➢ Organizing the Group

The sanofi-aventis Group adopts organizational structures which not only ensure the security and effectiveness of its operations, but also take account of the regulatory, business and employment imperatives specific to the pharmaceutical industry.

Operations are conducted through legal and managerial structures involving the delegation of powers both internally and externally.

Managers of Group entities must apply these principles and structures within their own entity, and must ensure:

•	that the following tools are in place:

•	organization charts, showing hierarchical and functional reporting lines;

•	job descriptions, showing individual roles and responsibilities;

•	delegations of powers: roles and responsibilities delegated by the manager of the entity;

•	procedures: roles and responsibilities for each process;

•	that these tools are consistent, and appropriate to the entity;

•	that they are distributed within the entity;

•	that they are applied within information systems.

The organization process covers the structure and governance of the Group:

•	the first part of this report describes the action taken via the Board of Directors and the specialist committees to address governance issues.

•

as regards the structure of the Group, the Legal Affairs Directorate monitors all subsidiaries for compliance with local company law and regulations. As part of this role, it centralizes all minutes of corporate decision-making bodies. It is also required to give prior approval for any proposal to create new entities or wind up existing entities, and for any decision regarding the capital or corporate decision-making bodies of subsidiaries. A database is maintained containing essential information about all Group subsidiaries, both in France and abroad. Key Group employees can consult this database electronically.

A list of powers, which may be partially delegated by the chairmen of the French entities to their close colleagues, has been established. The purpose of this list is to ensure that those acting with delegated powers have authority in dealings with third parties.

A program to streamline the Group’s legal structure and reduce the number of legal entities began at the start of 2005, and is ongoing. This program, conducted under the auspices of the equity holdings reorganization unit within the Finance Directorate, is helping to strengthen internal control.

Under the legal restructuring authorization procedure, any transaction aimed at streamlining the legal structure – including transactions related to the sanofi-aventis merger – must be specifically authorized by the Group’s expert functions.

Each case is reviewed carefully so as to ensure that all the legal, tax, accounting, human resources and operational implications have been assessed.

➢ Communicating

The corporate communications process, whether for internal or external users, aims to enhance the profile and clarity of the Group so as to project and defend the brand image of sanofi-aventis. The process requires systematic validation of all communications and documents such as press releases, corporate publications, donations, adverts in magazines/yearbooks, and grants, Validation is based on:

•	specific procedures relating to the publication of information, in order to ensure transparency vis-à-vis the financial markets;

•	an approval procedure;

•	a graphics charter, governing the graphics rules for all documents issued by the Group, both in hard copy and multimedia format;

•	a procedure governing donations, adverts in magazines/yearbooks, and grants.

The product communication process coordinates worldwide advertising and communication for the Group’s products, and specific objectives for each subsidiary.

➢ Searching for, discovering, developing and registering new products

The objective of the research and development process is to discover, develop and register drugs and vaccines.

Fundamental research has its own quality co-ordination unit, in charge of documentation (directives and operating methods) setting out guidelines designed to ensure the accuracy, traceability and integrity of data collected about compounds being studied.

Products are developed and registered in compliance with operating procedures that build in laboratory and manufacturing best practice, clinical best practice, and promotional best practice, and all regulations and recommendations relating to the management of drug-related risks.

Certification procedures are used in the training and accreditation of operational staff, and in the accreditation of equipment and premises.

The regulatory activities of the Scientific and Medical Affairs Directorate and the Vaccines Directorate are covered by a quality system designed to ensure that best practice is applied.

➢ Developing our worldwide market presence and controlling operating results

This process is based on:

•

global marketing, which directs and orchestrates, with the regions, our global strategies and the success of our core products. This involves drawing on information provided by Scientific and Medical Affairs on products developed in-house. Global marketing prepares product strategy dossiers and distributes them to subsidiaries for them to devise their marketing and sales policies, and heads up Life Cycle Management programs.

•	the product portfolio/territory strategies implemented by subsidiaries (products to be promoted, allocation of promotional resources, customer targeting, sales and marketing policy).

•	organizing all our networks of medical representatives, arranged by prescriber type (general practitioners, specialists, hospitals, pharmacies, paying agencies, etc).

Specific procedures have also been implemented, in particular for:

•	the authorization of product selling prices;

•	the organization of medical conferences;

•	audits of promotional materials;

•	product recalls.

➢ Safeguarding assets

• Insuring

In addition to the Group’s insurance programs, the Insurance department provides support and advice to subsidiaries in the following areas:

•	helping to draft contractual insurance and liability clauses;

•	identifying potential legal claims detected by pharmacovigilance and checking the Group’s response in such cases;

•	monitoring local risk exposures (valuations);

•	accompanying insurers on site visits, in collaboration with the HSE department.

• Protecting and safeguarding

A security policy, designed to protect the Group’s human, physical and intellectual assets, has been issued by the corporate economic security department.

The security policy is validated by an executive committee which meets quarterly, and by an expanded executive committee which meets twice a year. The policy relies upon a network of correspondents, who ensure that it is applied at all the Group’s sites and subsidiaries.

The new approach to security unveiled in 2005 made further advances in 2006 with the introduction of new procedures and activities:

•	a business traveler protection procedure was drafted, and implemented in France;

•	a general policy on security audits at Group sites was drafted and approved;

•	the drive to prevent counterfeiting was further strengthened, drawing on the process developed in 2005 by the Group anti-counterfeiting committee;

•

a security training plan was developed for all employees, building on the security awareness campaign rolled out in France and in the subsidiaries from the second half of 2006 and focusing particularly on data protection.

➢ Safeguarding operational processes

As part of its risk management strategy, sanofi-aventis has put in place a crisis management procedure designed to meet the following objectives:

•	anticipate potential crises as far as possible by introducing early warning procedures across all the Group’s activities;

•	prepare our people so that they can react quickly and in an organized way to emerging crises, thanks to universally-understood crisis management principles;

•	keep essential plant and equipment running, so our crisis management teams are not prevented from carrying out their duties;

•

using training, awareness programs and operational preparation exercises to ensure that we can individually and collectively deliver the instant response needed to protect us from the potential consequences of a mismanaged crisis.

The procedure was approved at the end of 2006 and is now being rolled out.

• Health, Safety and Environment (HSE)

The HSE department, which reports to the Corporate Affairs Directorate, is responsible for:

•	defining the objectives and guiding principles of the Group’s HSE policy;

•	issuing directives and standards in application of this policy, devising HSE reporting procedures, and consolidating HSE reports;

•

developing the necessary expertise and skills, with reference to applicable laws and regulations and to the latest scientific and technological developments in the field of occupational health, safety and environmental protection;

•

ensuring that HSE is built into the key processes of each business segment, including review and approval of investment proposals, assessment of new processes, product extensions and transfers, and acquisitions and divestments;

•	planning and conducting HSE audits, and providing assistance and expertise in business units and sites;

•

identifying and assessing environmental risks at active operational sites, and managing remediation obligations arising from retained environmental responsibilities in respect of sites that have been sold or abandoned.

Each business unit has an HSE coordinator and each site has its own HSE department, reporting directly to the site manager.

The aim of the HSE process is to identify and manage exposure to hazards arising from substances handled by the Group, as well as occupational health risks and environmental risks.

The HSE department has developed accident prevention systems and procedures for each site.

Specific road accident prevention procedures are in place for the medical representatives network.

An internal rules, standards and directives manual applies to all Group sites worldwide. Standard procedures were issued in 2006 covering HSE generally, and in particular built-in HSE practices, the safety of processes, workplace safety, industrial hygiene, occupational health and the environment.

Post-accident feedback is distributed to the relevant sites. A monthly report consolidates a range of HSE indicators for operational sites and the medical representatives network.

• Sustainable development

The Sustainable Development department reports to the Corporate Affairs Directorate.

It makes proposals to Senior Management about overall sustainable development policy and reporting.

It also identifies key priorities and ensures that they are taken into account across the Group’s various activities.

The department heads up multi-disciplinary task forces to tackle sustainable development issues, and coordinates the Group’s network of sustainable development representatives.

It also helps to disseminate sustainable development best practice across the Group by:

•	identifying and sharing best practice within the Group;

•	devising reporting tools for internal use (intranet) and external use (sustainable development report and the internet).

Finally, it manages relations with rating agencies, in conjunction with the Finance Department.

3.2.1.3. E. Internal control documentation and assessment program for processes contributing to the preparation and processing of financial and accounting information

Sanofi-aventis, and its management and employees, attach the utmost importance to implementing, maintaining and improving the transparency, reliability and effectiveness of internal control.

In 2004, to comply with legal requirements on internal control in both France and the United States, sanofi-aventis set up a dedicated Internal Control Assessment (ICA) department within the Audit & Internal Control Assessment Directorate.

In 2006, sanofi-aventis drew upon the experience gained from the 2005 review not only to fine-tune the methodology and improve communication within the network, but also to frontload the corrective action needed to improve the internal control system.

The ICA department has the following roles:

•	develop an ICA methodology;

•	roll out this methodology across all countries, with backing from central corporate function specialists and operational activity coordinators;

•	provide consistent and regular communication within the Group;

•	liaise with the external auditors.

➢ Methodology

Capitalizing on its existing internal control system, sanofi-aventis has developed an ICA methodology consistent with Sarbanes-Oxley Act Section 404 (SOA 404) requirements and with regulations issued by the U.S. Securities and Exchange Commission (SEC). The methodology is based on the internal control framework developed by COSO.

A single methodology is applied across all the Group’s activities, providing a consistent basis for the identification and collation of internal control deficiencies.

It draws upon specific tools, rolled out across the entire network and then adapted locally:

- a process model focusing on the preparation and processing of financial and accounting information;

- a framework of control objectives and the associated risks for each process eligible for SOA 404.

➢ Rollout

Four key initiatives have been deployed to ensure full acceptance and implementation of the methodology at local level:

•	distribution of instructions in the relevant activities and countries;

•	development and delivery of training modules on SOA 404 implementation concepts and phases;

•	local support in activities/countries;

•	monitoring compliance with deadlines for each phase.

In 2006, the rollout was given impetus by the organization of quarterly meetings and internal control committees.

The issuance of regular bulletins to local and central management teams has helped all those involved to stay focused on the Group’s objectives.

➢ Organization:

Lines of communication are permanently open thanks to a network of permanent representatives and SOA 404 associates, whose roles and responsibilities are:

•	Entity ICA Coordinators (permanent members)

Appointed by the local Chief Financial Officer (CFO), the entity ICA coordinator is in charge of implementing the ICA methodology in his/her country/entity. The coordinator works with an ICA network comprising process owners, documentation owners and testers.

•	Activity ICA Coordinators (permanent members)

The Group’s operational directorates (Pharmaceutical Operations, Industrial Affairs, Scientific & Medical Affairs, Vaccines, Holding Companies) have each designated an SOA 404 coordinator to supervise implementation of the ICA methodology in the relevant countries and entities and consolidate the results.

•	Function ICA Specialists (associates)

Each of the central support functions (Legal Affairs, Information Systems, Purchasing, Human Resources, Finance, Production) has also designated an internal control specialist for their specific processes, whose role is to circulate best practices and to follow up on any corrective action required.

In 2006, 68 full-time staff and 1,176 other Group people, plus external resources, were mobilized to meet the SOA 404 objectives.

* * *

The final phase in the Group’s SOA 404 approach will evaluate internal controls contributing to the reliability of financial information.

The first report arising from the application of SOA 404 will be prepared in March 2007. The statutory auditors’ reports will also be in compliance with SOA 404.